April 22, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Era Group Inc.
Registration Statement on Form S-4 (File No. 333-188050)

Ladies and Gentlemen:

This letter is sent on behalf of Era Group Inc. (the “Company”) and certain of its subsidiaries listed as Co-Registrants in the Registration Statement referred to herein (the “Co-Registrants”) in connection with the filing of Amendment No .1 (“Amendment No. 1”) to the Company's Registration Statement on Form S-4 (the “Registration Statement”) (File No. 333-188050) filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2013 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the Company's proposed offer to exchange (the “Exchange Offer”) up to $200,000,000 aggregate principal amount of its new 7.750% Senior Notes due 2022 (the “Exchange Notes”) and related guarantees by the Co-Registrants for a like principal amount of its outstanding Senior Notes due 2022 (the “Existing Notes”) and related guarantees.

The Company initially filed the Registration Statement (the “Initial Filing”) with the SEC on April 19, 2013. The Company is filing this Amendment No. 1 solely to file the Registration Statement on behalf of the Co-Registrants because the Company inadvertently filed the Initial Filing using only the EDGAR codes of the Company and did not file the Initial Filing under the applicable EDGAR codes for each of the Co-Registrants. No other information in the Registration Statement has been changed.

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (212) 530-5022.

Sincerely,

/s/ Rod Miller
Rod Miller

Copies to:	Christopher S. Bradshaw
Anna Goss